Filed pursuant to Rule 253(g)(2)

File No. 024-11806

SUPPLEMENT DATED AUGUST 4, 2022

TO OFFERING CIRCULAR DATED MAY 20, 2022

3900 WEST ALAMEDA AVENUE, SUITE 1200

BURBANK, CALIFORNIA 91505

800-317-2200

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated May 20, 2022, supplement dated June 2, 2022, supplement dated June 7, 2022, and supplement dated June 14, 2022 and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular and supplements are available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922063079/tm2215725d1_253g2.htm;

https://www.sec.gov/Archives/edgar/data/1661779/000110465922067532/tm2217174d1_253g2.htm;

https://www.sec.gov/Archives/edgar/data/1661779/000110465922068893/tm2217638d5_253g2.htm; and

https://www.sec.gov/Archives/edgar/data/1661779/000110465922080851/tm2221399-1_253g2.htm.

Additional information about the Company is available in its registration statement filed on Form 10 available here:

https://www.sec.gov/Archives/edgar/data/1661779/000110465922085746/tm2222328d1_1012ga.htm, and the financial statements beginning on page F-1 are hereby incorporated by reference herein.

The company has amended its financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations and including information covering the three month period ending on March 31, 2022; please see the information contained in our registration statement.